UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40324

Centerra Gold Inc.

(Translation of registrant's name into English)

1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

On April 12, 2024, the Registrant issued a report pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada) for the financial year ending December 31, 2023, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Fighting Against Forced Labour And Child Labour In Supply Chains Act (Canada) – 2023 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: April 15, 2024	/s/ Yousef Rehman
Yousef Rehman
Executive Vice President, General Counsel & Corporate Secretary